Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                                On June 6, 2002,
                              AT&T distributed the
                             following information:










                          Remember To VOTE Your Shares


                        Before The July 10 Annual Meeting


                                     APPROVE


       The Merger Agreement*                       The AT&T Comcast Charter*

 * Both proposals must be approved for the AT&T Comcast merger to move forward


                                     APPROVE

       The Reverse Stock Split                     The Consumer Services
                                                   Tracking Stock




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